AIGO HOLDING LIMITED

4TH FLOOR, BUILDING NO. 26, JU YUAN ZHOU GARDEN

JINSHAN INDUSTRIAL ZONE, 618 JINSHAN AVENUE, JIANXIN TOWN

FUZHOU CITY, FUJIAN PROVINCE, CHINA 350028

September 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Abe Friedman, Theresa Brillant, Rebekah Reed and Dietrich King

Re:	Aigo Holding Limited
Registration Statement on Form F-1
Filed August 21, 2025 File No. 333-289766

Dear Mr. Friedman, Ms. Brillant, Ms. Reed and Mr. King:

On behalf of our client, Aigo Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 2, 2025 on the Company’s Registration Statement on Form F-1 previously filed on August 21, 2025 (the “Registration Statement”). For ease of reference, we have repeated the Staff’s comments in this letter and numbered them accordingly.

Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review.

Registration Statement on Form F-1 filed August 21, 2025

Related Party Transactions, page 123

1.	Please generally update your related party transactions disclosure as required by Item 7.B of Form 20-F. In this regard, we note that transactions and balances due to and from related parties are disclosed only up to and as of December 31, 2024, whereas Item 7.B requires disclosure of transactions "up to the date of the document." In revising, please ensure that any outstanding related party balances, such as the amount due to Fufei Lin related to "loan made...with no interest," are disclosed as of the latest practicable date.

In response to the Staff’s Comment, the Company has revised the disclosure from page 123 to page 126 of the Revised Registration Statement.

Taxation, page 136

2.	We note that the opinions of Cayman Islands and PRC counsel filed as Exhibits 5.1 and 99.2, respectively, contain short-form tax opinions. Please revise to state clearly in the Cayman Islands and PRC tax disclosure in the prospectus that such disclosure is the opinion of named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s Comment, the Company has  revised the disclosure on page 137 of the Revised Registration Statement.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +852 6386 1503 or via e-mail at wangyu@hankunlaw.com.

Very truly yours,

/s/ Yu Wang
Yu Wang

cc:	Mr. Fufei Lin, Chief Executive Officer
Mr. Jiayang Zhong Chief Financial Officer
Aigo Holding Limited

Mr. Yue (Mark) Li, Esq
Mr. Xiaochun (Jonathan) Jiang, Esq.
MagStone Law, LLP

Mr. Xuecheng Wang, Partner
Wei, Wei & Co., LLP